

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2022

Bob Goeltz
CFO
Arcus Biosciences, Inc.
3928 Point Eden Way
Hayward, CA 94545

Re: Arcus Biosciences, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
10-K filed February 23, 2022 File No. 1-38419

Dear Mr. Goeltz:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Critical Accounting Judgments and Estimates, page 77

1. Please provide disclosure relating to the critical accounting estimates underlying the recognition of revenue relating to the Gilead agreements. The disclosure should be incremental to the disclosures provided in Note 8 and should describe the performance obligations and the method and underlying assumptions in your estimation of standalone selling prices. Include qualitative and quantitative information necessary to understand the estimation uncertainty and the impact the critical accounting estimates have had or are reasonably likely to have on financial condition or results of operations. Refer to Item 303(b)(3) of Regulation S-K.

2. Please provide discussion of how you determined the research and development services are distinct from the Domvanalimab license pursuant to ASC 606-10-25-19. Explain how this analysis differs from the conclusions reached for the Etrumadenant and Quemliclustat licenses.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. You may contact Al Pavot at 202.551.3738 or Terence O'Brien at 202.551.3355 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences